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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-42193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TM CAPITAL CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVE - 30TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL R. SMOLEVITZ **212-809-1416**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HABIF, AROGETI & WYNNE, LLP
(Name – *if individual, state last, first, middle name*)

FIVE CONCOURSE PARKWAY, SUITE 1000	ATLANTA	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES S. GRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TM CAPITAL CORP., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT AND CEO

Title



MCPHERSON MULL
NOTARY
EXPIRES
GEORGIA
DEC 17, 2019
PUBLIC
FULTON COUNTY, GA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TM CAPITAL CORP.

TABLE OF CONTENTS


HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of TM Capital Corp.

We have audited the accompanying statement of financial condition of TM Capital Corp. (an S corporation) (the "Company"), as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TM Capital Corp. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 17, 2016

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets		
Cash	$	2,246,609
Accounts receivable, net of allowance for doubtful accounts of $1,556		371,736
Due from stockholders		8,080
Prepaid expenses		192,530
Total current assets		2,818,955
Property and equipment		
Software		95,758
Furniture and fixtures		264,236
Leasehold improvements		175,854
Computers and equipment		332,569
		868,417
Accumulated depreciation		(633,792)
		234,625
Other assets		
Note receivable due from employee		61,081
Security deposits		104,744
		165,825
Total assets	$	3,219,405

See accompanying notes to the financial statement

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Payable to SEP plan	$	561,262
Accounts payable and accrued liabilities		12,637
Current portion of deferred rent		16,731
Total current liabilities		590,630
Long-term liabilities		
Deferred rent		164,483
Total liabilities		755,113
Stockholders' equity		
Common stock, $0.01 par value; 5,000 shares authorized; 3,159 shares issued and outstanding		32
Additional paid in capital		2,651,868
Accumulated deficit		(187,608)
		2,464,292
Total liabilities and stockholders' equity	$	3,219,405

See accompanying notes to the financial statement

Note A
Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:

TM Capital Corp. (the "Company"), an S Corporation, was formed on July 26, 1989. The Company provides investment banking services to clients. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity, and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for doubtful accounts.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	5 years

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the discounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code and similar state statutes to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company pays local income taxes; therefore, a provision for income taxes has been included in the financial statements.

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2015.

The Company is no longer subject to income tax examinations for calendar years up to and including 2011.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable, and accrued liabilities are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Litigation:

In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. It is the Company's policy to routinely assess the likelihood of any material adverse judgments or outcomes related to legal or regulatory matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and consultation with the Company's legal counsel. The Company records reserves related to certain legal matters for which it is probable that a material loss will be incurred and the range of such loss can be reasonably estimated. Management discloses facts regarding material matters assessed as reasonably possible and the associated potential exposure, if estimable. The Company expenses legal costs as incurred. No reserve for potential losses has been recorded as of December 31, 2015. As additional information becomes available, any potential liability is assessed and the loss estimates are revised as needed.

Note B
Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,491,496 which was $1,441,155 in excess of its required net capital of $50,341. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Leases:

The Company leases office space, and office equipment under noncancelable operating lease agreements expiring on various dates through June 2025.

Note D
Commitments (Continued)

At December 31, 2015, future minimum lease payments under noncancelable operating leases were as follows:

Year Ending December 31:		
2016	$	688,707
2017		580,787
2018		477,360
2019		259,418
2020		259,418
Thereafter		1,224,914
	$	3,490,604

Note E
Employee Retirement Plans

The Company maintains a defined contribution simplified employee pension plan. The plan covers all employees who have attained the age of 21 years and have performed three years of service. Company contributions are at the discretion of management.

Note F
Related Party Transactions

Related Parties Receivables:

Stockholders of the Company have non-controlling ownership interests or are directors of companies to which the Company provides advisory services. There were no amounts due from these related parties at December 31, 2015.

Employee Note Receivable:

During the year the Company issued a note receivable to an employee. The note has an interest rate of 1.72% per annum and matures on May 31, 2018. The principal and interest are due in full at maturity. However, upon maturity the unpaid principal and interest will be forgiven if the employee is still employed by the Company at that time. If the employee is terminated prior to maturity, the principal and accrued interest are immediately due and payable.

Note G
Subsequent Events

The Company evaluated subsequent events through February 17, 2016, the date when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.


HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of TM Capital Corp.

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) TM Capital Corp. ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 17, 2016

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independently Owned and Operated Member of Morison KSi



An M&A International Inc. firm

NEW YORK
641 Lexington Avenue
30th Floor
New York, NY 10022
Tel: 212.809.1360
Fax: 212.809.1450

BOSTON
201 Washington Street
Suite 3230
Boston, MA 02108
Tel: 617.259.2200
Fax: 617.259.2220

ATLANTA
15 Piedmont Center NE
Suite 1010
Atlanta, GA 30305
Tel: 404.995.6230
Fax: 404.995.6240

www.tmcapital.com

TM CAPITAL CORP. EXEMPTION REPORT

TM Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2015, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

TM Capital Corp.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.



James S. Grien
President and CEO



Paul R. Smolevitz
Managing Director



Bradford A. Adams
Managing Director



Thea J. Juhl
Director of Administration
and Corporate Controller

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TM CAPITAL CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVE - 30TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL R. SMOLEVITZ — **212-809-1416**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HABIF, AROGETI & WYNNE, LLP
(Name – *if individual, state last, first, middle name*)

FIVE CONCOURSE PARKWAY, SUITE 1000	ATLANTA	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES S. GRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TM CAPITAL CORP., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT AND CEO

Title


MCPHERSON MULL
NOTARY
EXPIRES
GEORGIA
DEC. 17, 2019
PUBLIC
FULTON COUNTY, GA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TM CAPITAL CORP.

TABLE OF CONTENTS



Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders of TM Capital Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by TM Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TM Capital Corp.'s compliance with the applicable instructions of Form SIPC-7. TM Capital Corp.'s management is responsible for TM Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date		Amount
Securities Investor Protection Corp.	July 28, 2015	$	28,358
Securities Investor Protection Corp.	December 28, 2015		9,941
Securities Investor Protection Corp.	February 4, 2016		252
Total		$	38,551

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference of $252 when comparing assessments;

3. Read the Form SIPC-7, noting no adjustments made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no adjustments and no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 17, 2016

TM CAPITAL CORP.
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues per Form X-17A-5	$ 15,420,522
Revenues per Form SIPC-7	15,420,522
Difference	$ -
Assessment payments per Form X-17A-5	$ 38,299
Assessment payments made during 2015 and 2016	38,551
Remaining amount due	$ (252)

See Agreed-Upon Procedures Report